NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 22, 2003

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of CGI GROUP INC. (the “Company”) will be held at the Fairmont Queen Elizabeth hotel, 900 René-Lévesque Blvd. West, Montreal, Quebec, on Monday, February 2, 2004 at 11:00 a.m. (local time) for the following purposes:

1)

to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, retained earnings and cash flows, and the auditors’ report for the fiscal year ended September 30, 2003;

2)	to elect directors;

3)	to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration; and

4)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Annual Meeting will be broadcast live on the Company’s Web site at www.cgi.com. The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

By order of the Board of Directors /s/ Paule Doré Paule Doré Secretary

Note: Since it is desirable that as many shares as possible be represented and voted at the Meeting, you are requested, if unable to attend the Meeting in person, (i) to complete and return the enclosed form of proxy in the postage prepaid envelope provided for that purpose, (ii) to vote by use of the telephone, or (iii) to vote by use of the Internet. Complete instructions on how to vote by telephone or over the Internet are provided in the Management Proxy Circular.

Only shareholders of record at the close of business on December 10, 2003 will be entitled to vote at the Meeting.

TABLE OF CONTENTS

Letter to Shareholders on Corporate Governance	3
Management Proxy Circular	6
Proxies	6
Voting Shares and Principal Holders of Voting Shares	7
Business to be Transacted at the Meeting	8
Election of Directors	9
Named Executive Officers who are not Directors	13
Report of the Human Resources on the Remuneration of Directors and Named Executive Officers	14
Remuneration of Named Executive Officers	17
Performance Graph	19
Remuneration of Directors	19
Indebtedness of Directors and Named Executive Officers	20
Corporate Governance	21
Audit and Risk Management Committee and External Auditors' Independence	23
General	25
Approval of Directors	25
Appendix A—Corporate Governance Practices	26

2	CGI GROUP INC.

LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE

Dear Shareholders:

At CGI, we have always believed that good corporate governance is an important intangible asset that contributes to performance and shareholder value. We also believe that we have a responsibility to communicate our governance practices and their evolution, in response to the changing business and regulatory environment. We view the Management Proxy Circular as an important forum for this purpose. This past year we took a number of actions to improve our corporate governance and communications practices, as we outline below.

Fundamental Texts

As we explained in the Circular last year, CGI has an established value system and corporate governance practices that are well aligned with the new regulatory standards. CGI’s value system took root at the Company’s founding in 1976 and is as unique as our DNA. It was therefore natural that before updating our corporate governance and disclosure practices documents in light of the changing environment, we would clearly articulate CGI’s unique corporate culture as an essential context for these documents. The result is a coherent set of documents that we refer to as our Fundamental Texts – documents that define CGI and its management and governance approach. The preamble of these Texts defines our culture as reflected in our Mission, Vision, Dream and Values, and in the Company’s Management Foundation, which is a fully integrated matrix of our operating principles. The Fundamental Texts also comprise the complete Charters of the Board and the Committees thereof, as well as the Code of Ethics and Business Conduct, Executive Code of Conduct and Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders. These documents are posted on CGI’s Web site at www.cgi.com and copies are available on request from the Corporate Secretary.

Fundamental Beliefs

We would like to share with you the essence of the Dream that inspired the founding of CGI and has inspired us to achieve sustainable growth over the years. As we state in the preamble of our Fundamental Texts: “Our fundamental belief is that a company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele, one aware of the Company’s values, and will deliver high-quality services at a competitive price, while respecting the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to offer its shareholders a superior and sustained return on investment.”

The founding Dream was “to create an environment in which the Company’s members enjoy working together and building a company they can be proud of.” That Dream prevails and supports our Mission: “To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and business process outsourcing company.” Our Dream and Mission are rooted in our Values: Partnership and Quality, Objectivity and Integrity, Intrapreneurship and Sharing, Respect, Financial Strength and Responsible Corporate Citizenship.

CGI’s Mission, Vision, Dream and Values are fundamental to its corporate governance practices, which are evolving in the spirit of continuous improvement.

CGI GROUP INC.	3

Corporate Governance Initiatives

This past year we took a number of corporate governance initiatives:

•	We divided the Human Resources and Corporate Governance Committee into two committees to provide greater focus on the important issues facing them. Among other responsibilities, the Human Resources Committee advises the Board on succession planning and compensation of executive officers. The Corporate Governance Committee advises the Board on all matters of corporate governance and was instrumental in many of the initiatives of the past year.
•	We renamed the Audit Committee as the Audit and Risk Management Committee, to reflect the particular emphasis that we place on risk management, not only with regard to traditional financial risk, but also with regard to the management of project related risks.
•	We revised our board and committee charters, reflecting changes in our board structure as well as new requirements and best practices. For example, the Audit and Risk Management Committee remains responsible for reviewing all public disclosure documents which contain audited or unaudited financial information, including management’s discussion and analysis, and financial news releases, including earnings guidance as well as all non-arm’s length transactions. In addition, this Committee now also reviews the compliance of management’s certification of financial reports, the attestation of the Company’s disclosure controls and procedures and pre-approves all significant non-audit related services to be provided by the external auditors.
•	We updated our Code of Ethics and Business Conduct, which is to be signed annually by all 20,000 CGI members, at the time of their performance reviews, signifying their commitment to abide by it.
•	We also formalized and updated our Code of Executive Conduct.
•	For the first time this year, for proxy voting, in response to shareholders’ requests and in the interest of better reflecting shareholders’ support, we have introduced the practice of permitting shareholders to withhold votes from individual nominees should they choose not to vote for them. This is in addition to the traditional choices of voting for, or withholding votes from all of the nominees.
•	We developed a separate corporate governance section on our Web site where we have posted all of the documents that comprise our Fundamental Texts. This section also hosts the quarterly Executive Financial Certifications, our Management Proxy Circular, and provides a reference to a record of insider trading transactions which must now be filed electronically within 10 days with the Canadian Securities Administrators’ System for Electronic Disclosure by Insiders (“SEDI”).

While CGI is governed by Canadian law, it is an international company, and we strive to meet regulatory standards and investor expectations in jurisdictions where the Company operates. We comply with the U.S. Securities and Exchange Commission’s (“SEC”) regulatory requirements for interlisted companies, most of the New York Stock Exchange’s (“NYSE”) new listing requirements for US issuers (which we report on annually to the NYSE), the Ontario Securities Commission’s (“OSC”) proposed new governance requirements which pertain mainly to the Audit and Risk Management Committee, and the existing governance guidelines of the Toronto Stock Exchange (“TSX”).

Board Independence and Evaluation

CGI was among the first closely held companies to appoint a Lead Director, who has the authority, with the support of other independent directors, to ensure that CGI’s governance practices and share structure work in the best interests of all shareholders over the long term. The Lead Director meets regularly with other independent directors, without management or related directors present, and ensures that the Board is answerable to shareholders, not to management.

As Lead Director since the creation of this role in 1996, David L. Johnston has made a tremendous contribution to the effectiveness of the Board and we look forward to his continuing participation as Chairman of the Human Resources Committee. In January 2003, Claude Boivin was appointed Lead Director and Chairman of the Corporate Governance Committee. He brings to his new role 11 years’ active involvement on the CGI Board, following his retirement in 1992 as President and Chief Operating Officer of Hydro-Québec.

4	CGI GROUP INC.

The Lead Director, who is also Chairman of the Corporate Governance Committee, oversees the annual Board assessment and director self assessment, which was conducted more formally this past year. All directors respond to a questionnaire, the results of which the Lead Director then discusses with the chairs of the other two Board committees, and with the Board Chairman, prior to discussion at the Corporate Governance Committee and presentation to the full Board for further discussion. The objective of the assessment is to increase the effectiveness of the Board and contribute to a process of continuous improvement in the execution of the Board’s responsibilities.

The Lead Director meets regularly with the Chairman to discuss governance issues as they arise.

Investor Relations

CGI’s Board and management recognize the importance to the Company’s reputation and the value of balanced, accurate and timely communications, and we strive to be a leader in investor relations practices. CGI is vigilant against selective disclosure, and was among the first public companies to emphasize direct communication with all shareholders by webcasting its quarterly conference calls, its annual meeting, annual investor day and, where possible, presentations at investor forums sponsored by investment dealers and other organizations. CGI also meets frequently and proactively with shareholders, research analysts and the media to ensure its story is well understood and reaches a broad audience. We are committed to a high standard of disclosure, with increasing emphasis on our interim and annual Management’s Discussion and Analysis reports as core continuous disclosure documents. We were among the first companies to provide our quarterly Management’s Discussion and Analysis report concurrently with the quarterly news release.

We are proud of our record of good corporate governance and will continue to be proactive in updating our governance practices as we strive to build shareholder value over the long term.

Annual Meeting and Proxy Voting

CGI senior executives will be discussing initiatives to build shareholder value at the annual meeting, which will be held on February 2, 2004 at 11:00 a.m. at the Fairmont Queen Elizabeth Hotel in Montreal. On behalf of CGI’s Board and management, we encourage you to attend the meeting in person if you can and, if not, to view the meeting on our Web site at www.cgi.com where it will be broadcast live and archived immediately afterwards.

The annual meeting is your opportunity to hear firsthand from senior management and to ask any questions you may have about the Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, phone or Internet as outlined in the attached Management Proxy Circular, or by presenting your signed proxy in person before the start of the annual meeting.

Yours sincerely,

/s/ Serge Godin Serge Godin Chairman and Chief Executive Officer	/s/ Claude Boivin Claude Boivin Lead Director Chairman of the Corporate Governance Committee and Member of the Audit and Risk Management Committee

CGI GROUP INC.	5

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in connection with the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) which will be held on February 2, 2004, and at any adjournment thereof. Unless otherwise indicated, the information provided herein is current as at December 3, 2003.

PROXIES

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail. However, proxies can be solicited personally or by telephone by regular employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for others in their own names or in the names of their nominees, the reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

The persons, whose appointment to act under the accompanying form of proxy is solicited by the Company, are Directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company prior to the Meeting.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of specification on any matter or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR that matter.

Every proxy given to any person in the enclosed form of proxy will confer discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Every shareholder has the right to appoint a person to act on his behalf at the Meeting other than any other persons whose names are printed in the enclosed form of proxy. To exercise this right, the shareholder should insert his nominee’s name in the space provided for such purpose in the enclosed form of proxy or prepare another proxy in proper form appointing his nominee. The paper proxy form or Internet voting are the only voting options by which a shareholder may appoint a person as proxy other than the nominees named on the proxy form.

Voting by Registered Shareholders

Registered shareholders may also, rather than returning the proxy by mail or hand delivery, elect to submit a form of proxy by telephone or by Internet. Proxies submitted must be received by Computershare Trust Company of Canada by 12:00 midnight, Montreal time, on January 29, 2004, or, failing which, be received by the Secretary of the Company prior to the Meeting (or any adjournment thereof).

Telephone

If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1 866-290-9739. A shareholder must follow the instructions and refer to the proxy form sent to that shareholder, providing the holder account number and the proxy access number, located on the front side of the proxy form on the lower left-hand side.

6	CGI GROUP INC.

Internet

If a shareholder elects to vote by Internet, then the shareholder must access the Web site: www.computershare.com/ca/proxy. A shareholder must then follow instructions and refer to the proxy form sent to that shareholder, providing the holder account number and the proxy access number, located on the front side of the proxy form on the lower left-hand side.

Voting by Non-registered Shareholders

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominees as to how to complete their form of proxy if they wish to vote their shares themselves. Non-registered shareholders will have received this Management Proxy Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since CGI’s registrar and transfer agent, Computershare Trust Company of Canada, does not have a record of the names of the Company’s non-registered shareholders, Computershare Trust Company of Canada will have no knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Appointment and Revocation of Proxies

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

As at December 10, 2003, to the knowledge of the senior executives of the Company, the only persons who exercised control or direction over 10% or more of the outstanding Class A subordinate shares and Class B shares are as follows:

Name	Type of ownership	Class A subordinate shares		Class B shares		Class A subordinate shares and Class B shares
						Total equity	Total voting
		Number	%	Number	%	%	Number	%

Serge Godin	Indirect	573,963	0.15			0.14	573,963	0.08
	Controlled (1)			23,007,351	68.13	5.72	282,165,070	39.96
	Controlled (2)			5,209,156	15.42	1.30

André Imbeau	Indirect	235,191	0.06			0.06	235,191	0.03
	Controlled (3)			3,477,071	10.30	0.86	34,770,710	5.98
	Controlled (4)			44,094	2.20	0.19

BCE Inc.	Direct	30,954,732	8.40			7.70	30,954,732	4.38
	Controlled (5)	89,073,668	24.18			22.15	89,073,668	12.61

(1) Through 9058-0705 Québec Inc., a company controlled by Mr. Serge Godin
(2) Through 3727912 Canada Inc., a company controlled by Mr. Serge Godin
(3) Through 9061-9354 Québec Inc., a company controlled by Mr. André Imbeau
(4) Through 9102-7003 Québec Inc., a company controlled by Mr. André Imbeau
(5) Through 3588513 Canada Inc., a wholly-owned subsidiary of BCE Inc.

As at December 10, 2003, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 368,414,109 Class A subordinate shares and 33,772,168 Class B shares.

CGI GROUP INC.	7

BUSINESS TO BE TRANSACTED AT THE MEETING

This circular contains information relating to the receipt of CGI’s audited consolidated financial statements, the election of directors and the appointment of auditors.

1. Presentation of Financial Statements

The consolidated financial statements for the fiscal year ended September 30, 2003 and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our fiscal 2003 Annual Report that was mailed to shareholders with this Notice of Meeting and Management Proxy Circular. Additional copies of the 2003 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2. Election of Directors

Fourteen directors are to be elected to hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the 14 persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3. Appointment of Auditors

The Audit and Risk Management Committee and the Board recommend that Samson Bélair/Deloitte & Touche, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of the Company or until their successors are appointed. Samson Bélair/Deloitte & Touche were first appointed at the general meeting of shareholders held on January 27, 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Samson Bélair/Deloitte & Touche as auditors and to vote for authorization of the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

8	CGI GROUP INC.

ELECTION OF DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting or until that director’s successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of the applicable laws.

The following table lists the name of each person proposed by management for election as a director, his principal occupation, the year when he first became a director, the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of deferred stock units of the Company and the number of stock options of the Company owned, as at December 3, 2003.

Information as to shares they beneficially owned, or over which control or direction was exercised, as at December 3, 2003, has been provided by the proposed nominees individually.

Nominees for Election as Directors

WILLIAM D. ANDERSON Director since 1999 Member of the Human Resources Committee and of the Corporate Governance Committee Class A Subordinate Shares: 1,000 (*)
William D. Anderson is President of BCE Ventures Inc., responsible for BCE Inc.‘s investment in a number of companies including CGI. A chartered accountant, Mr. Anderson previously was Chief Financial Officer (CFO) of Bell Canada, CFO of BCE Inc. and CFO of Bell Cablemedia plc. Mr. Anderson is also a Director of Aliant Inc., BCE Emergis Inc., Bell Canada International Limited and TransAlta Corporation.

CLAUDE BOIVIN
Director since 1993
Chairman of the Corporate Governance Committee, member of the Audit and Risk Management Committee and Lead Director
Class A Subordinate Shares: 106,596 (*)
Deferred stock units: 5,561 (+)
Stock options: 24,763

Claude Boivin held a number of senior positions at Hydro-Quebec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is a Director of Tembec Inc., Heroux Devtek, Groupe Laperriere et Verreault Inc. and Chairman of Boralex Power Income Fund Trust.

JEAN BRASSARD Director since 1978 Class A Subordinate Shares: 233,448 (*) Class B Shares: 1,334,496 (*) Stock options: 62,000

Jean Brassard is Vice-Chairman of the Board, and was, until year 2000, President and Chief Operating Officer of CGI. He contributed to CGI growth in Canada, in USA and Europe. He joined CGI in 1978. Mr. Brassard is also member of the AGTI Consulting Services' and CIA's board, two subsidiaries of CGI. He also serves as Director of several organizations, including the University of Laval Foundation and the Centre d'Art d'Orford.

CGI GROUP INC.	9

Nominees for Election as Directors (cont'd)

CLAUDE CHAMBERLAND Director since 1998 Member of the Human Resources Committee Class A Subordinate Shares: 11,396 (*) Deferred stock units: 5,830 (+) Stock options: 23,453

Claude Chamberland has spent over 37 years with Alcan Inc. covering most management levels and finally retiring as Executive Vice-President. His national and international responsibilities were largely related to management and general management of operating businesses but, at times, included R&D, information technology and construction management. He is a Director of Hatch Associates Ltd., Intellium Technologies Inc., FRE Composites Inc. and a number of non-profit organizations.

ROBERT CHEVRIER Director since 2003 Member of the Audit and Risk Management Committee Class A Subordinate Shares: 10,000 (*) Deferred stock units: 1,482 (+) Stock options: 8,965

Robert Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc. He also serves as a Director of Bank of Montreal, Transcontinental Inc., Cascades Inc. and Richelieu Hardware Ltd.

PAULE DORÉ Director since 1996 Class A Subordinate Shares: 478,374 (*) Stock options: 325,000
Paule Doré joined CGI in 1990 and is currently Executive Vice-President and Chief Corporate Officer. She is responsible for human resources and leadership development, corporate governance, quality, marketing, knowledge management and communications, including financial communications. She is currently a Director of AXA Canada, the Canadian Centre for Architecture, the National Arts Centre Foundation, as well as Chair of the Board of Directors of the Montreal Women’s Y Foundation.

SERGE GODIN
Director since 1976
Ex-officio member of the Human Resources Committee and the Corporate Governance Committee
Class A Subordinate Shares: 573,963 (*)
Class B Shares: 28,216,507 (+)
Stock options: 952,000

Serge Godin is Chairman and Chief Executive Officer. Serge Godin co-founded CGI in 1976 and is its Chairman and Chief Executive Officer. Since CGI’s inception, Mr. Godin has successfully grown the Company to become Canada’s largest independent IT services company and the fifth largest in North Amercia. Throughout his career, Serge Godin has remained active in a number of organizations promoting the economic development of Montreal, Quebec and Canada. This year, he was named Great Montrealer for his contributions in the economic sector. He was awarded an honorary Doctor of Law degree from Concordia University and an honorary Doctor of Management degree from Université Laval.

10	CGI GROUP INC.

Nominees for Election as Directors (cont'd)

ANDRÉ IMBEAU Director since 1976 Class A Subordinate Shares: 235,191 (*) Class B Shares: 4,221,165 (*) Stock options: 495,000

André Imbeau co-founded CGI in 1976 and is Executive Vice-President and Chief Financial Officer and Treasurer of CGI. Mr. Imbeau’s financial leadership and strong commitment to teamwork significantly contributed to CGI’s track record of maintaining 27 years of consecutive revenue growth. André Imbeau is responsible for creating value for all stakeholders through managing key functions including finance, treasury, mergers and acquisitions, legal and corporate engagement assessment services. Mr. Imbeau sits on the boards of AGTI Consulting Services Inc. and Conseillers en informatique d’affaires CIA Inc., both subsidiaries of CGI.

DAVID L. JOHNSTON Director since 1994 Chairman of the Human Resources Committee Class A Subordinate Shares: 74,120 (*) Deferred stock units: 7,339 (+) Stock options: 28,317

Professor Johnston is President and Vice-Chancellor of the University of Waterloo, appointed in 1999, and previously was a professor at McGill University’s Faculty of Law, following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government’s Information Highway Advisory Council. He has authored 12 books providing the legal perspective on e-business, the information highway and corporations. Prof. Johnston has 12 honorary doctorates and is a Companion of the Order of Canada. He is a Director of Alcatel Canada Inc., Open Text Ltd. and Masco Corporation.

EILEEN A. MERCIER Director since 1996 Chairman of the Audit and Risk Management Committee Class A Subordinate Shares: 15,774 (*) Deferred stock units: 3,384 (+) Stock options: 19,977

Eileen A. Mercier is a corporate director. Previously, she was President of Finvoy Management Inc., a management consulting firm, and before that was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a Director of several corporations including Hydro One Inc., Quebecor World Inc., ING Bank Canada, Winpak Limited, Teekay Shipping Corp. and Shermag Inc., and of non-profit organizations including York University and the University Health Network. Ms. Mercier holds an MBA from York University.

CGI GROUP INC.	11

Nominees for Election as Directors (cont'd)

MICHAEL J. SABIA Director since 2003
Michael J. Sabia is President and Chief Executive Officer and a Director of BCE Inc., as well as Chief Executive Officer and a Director of Bell Canada. Mr. Sabia has held the above executive positions since April 2002 and May 2002 respectively. Prior to his appointment as Vice-Chairman and Chief Executive Officer of Bell Canada International Inc. in October 1999, Mr. Sabia held the position of Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. In July 2000, Mr. Sabia was appointed Executive Vice-President of BCE Inc. and Vice-Chairman of Bell Canada. From December 2000 to March 2002, he held the position of President of BCE Inc. In March 2002, Mr. Sabia was appointed President and Chief Operating Officer of BCE Inc. and Chief Operating Officer of Bell Canada. He is also Chairman of the Board of BCE Emergis Inc., Bell Globemedia Inc. and a Director of Bell Mobility Holdings Inc., Bell ExpressVu Inc., and Telesat Canada.

C. WESLEY M. SCOTT Director since 2001 Class A Subordinate Shares: 1,000 (*) Deferred stock units: 4,310 (+) Stock options: 22,618

C. Wesley M. Scott is a retired executive of the BCE Inc. group of companies, having held a number of positions, including Chief Corporate Officer of BCE Inc., Vice-Chairman of Bell Canada and Chief Financial Officer of Nortel Networks Corporation. He is a Director of a number of public companies: BCE Emergis Inc., Legacy Hotels Real Estate Investment Trust, Sears Canada Inc. and Solectron Corporation.

GERALD T. SQUIRE Director since 2003 Member of the Corporate Governance Committee Class A Subordinate Shares: 5,000 (*) Deferred stock units: 1,482 (+) Stock options: 8,965

Gerald T. Squire retired from his position as President and CEO of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire participated in a number of professional organizations including Chairman of the Insurance Institute of Canada and Director of the Insurance Bureau of Canada and the International Cooperative and Mutual Insurance Federation.

12	CGI GROUP INC.

Nominees for Election as Directors (cont'd)

ROBERT TESSIER Director since 2003 Member of the Corporate Governance Committee Class A Subordinate Shares: 5,000 (*) Deferred stock units: 1,482 (+) Stock options: 8,965

Robert Tessier has been President and Chief Executive Officer of Gaz Métro Limited Partnership since 1997. Previously, he was President and Chief Executive Officer of Alstom Canada, a manufacturer of power equipment and railway material. Mr. Tessier is President of the Board of the Montreal Institute of Cardiology. He is a Director of AXA Canada and Investors Group Corporate Class Inc.

(*)     Number of shares beneficially owned or controlled.
(+)      For more information regarding deferred stock units (“DSUs”), please refer to the “Remuneration of Directors” section of this Management Proxy Circular.

For the past five years, all of the nominees have been engaged in their present occupation or in other management capacities with the companies with which they currently hold positions, except for: Mr. William D. Anderson who, prior to December 2000, was Chief Financial Officer of BCE Inc.; Mr. Jean Brassard who, prior to October 2000, was President and Chief Operating Officer of CGI Group Inc.; Mr. Claude Chamberland who, prior to May 2001, was President of Alcan International Ltd.; Mr. Robert Chevrier who, prior to March 2001, was Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc.; Ms. Eileen A. Mercier who, prior to December 2003, was President of Finvoy Management Inc.; Mr. C. Wesley M. Scott who, prior to March 2001, was Chief Corporate Officer of BCE Inc.; Mr. Gerald T. Squire who, prior to April 2002, was President and Chief Executive Officer of The Co-operators Group.

NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Michael E. Roach

Michael E. Roach is President and Chief Operating Officer for CGI. Mr. Roach is also a member of CGI’s executive management committee. Mr. Roach is responsible for the daily operations of the global CGI offices supporting the Company’s growth strategies in CGI’s targeted business verticals. Mr. Roach joined CGI in July 1998 as Executive Vice-President and General Manager, telecommunications information systems and services, after a 25-year career at Bell Canada where he held a variety of leadership positions.

Joseph I. Saliba

Joseph I. Saliba is President, US and Asia Pacific for CGI. Prior to joining CGI in 2001, he was President of Sabre Technologies Services. At Sabre, where he spent 10 years, Mr. Saliba held several senior-level positions in the United States, Europe and internationally. In his role, he managed the outsourcing services and consulting practice for major airlines including American Airlines, Lufthansa and Air France.

CGI GROUP INC.	13

REPORT OF THE HUMAN RESOURCES COMMITTEE ON THE REMUNERATION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors has responsibility for the administration of the compensation policy covering the Company’s senior officers. The Human Resources Committee makes recommendations on the compensation of senior officers to the Board of Directors for approval.

The Human Resources Committee is composed of Messrs. David L. Johnston, Chairman, William D. Anderson and Claude Chamberland. Mr. Godin currently participates in Human Resources Committee meetings as an ex-officio member. The Committee met four times during fiscal 2003.

Remuneration of Named Executive Officers
•  Compensation Policy

In order to support its strategic plan, the Company has adopted a compensation policy for its senior officers with an emphasis on incentive compensation.

The compensation level provided for senior officers is based on a targeted positioning in comparison with a reference group comprised, according to the role of the senior officer, of Canadian and US companies of the high technology industry, including other information technology consulting firms, or of companies where the information technology function is of strategic importance. The Company believes that this reference group constitutes a good representation of the market for recruiting high performing managers and the talent CGI needs to continue its successful expansion.

The compensation policy aims at providing the Company’s senior officers with a compensation package defined, according to a specific position within the reference group, as follows:

— the fixed components, which include base salary, benefits and perquisites, are aligned with the median of the Canadian reference group;
— the annual incentive is positioned at the median of the Canadian and the US reference groups (referred to as the North American reference group);
— the long-term incentive is set at the level required to position the total compensation at the median of the North American reference group. However, the policy provides for the possibility of reaching the upper quartile of the North American reference group for top performer executives who clearly exceed expectations.

The North American reference group is composed of the Canadian reference group combined with the US reference group, where each group is equally weighted, thus reflecting the global scope of the Company.

•  Components of Total Compensation
The components of CGI’s senior officers total compensation are:

1)     a competitive base salary;

2)     short-term incentives in the form of variable annual plans and programs based on the responsibilities of the officer and the achievement of objectives;

3)     a benefits package providing the officer with protection in the event of death or disability, as well as medical and dental care plans;

14	CGI GROUP INC.

4)     a perquisites package required to respond to the officer’s business requirements; and

5)     a long-term incentive plan in the form of a share option plan.

•  Base Salary

Base salaries are reviewed annually by the Human Resources Committee, based on each senior officer’s responsibilities, competencies and contribution to the Company’s success. The Human Resources Committee submits all salary increases granted to officers to the Board of Directors for approval.

•  Short-Term Incentive

The senior officers participate in an annual bonus plan adapted to their responsibilities within the Company. The purpose of this plan is to provide these key employees with an incentive to increase the growth and profitability of the Company and offer a cash reward based on the achievement of performance objectives derived from the Company’s strategic plan, as reflected in the annual budget.

These named executive officers are eligible for a bonus (the “Target Bonus”) for fully meeting the objectives, as defined early in the year by the Human Resources Committee for short-term incentive plan purposes. The actual bonus can reach two times the Target Bonus for exceptional performance. The Human Resources Committee has the discretion to waive minimum profitability requirements when exceptional strategic achievements are realized during a year which could increase the value of the Company over the long term.

The Target Bonus varies between 45% and 75% of the senior officer’s base salary and is adjusted by a performance factor. The performance measures are Company and/or countries profitability, based on earnings before amortization of goodwill and income taxes, and growth in net revenues for the year.

•  Long-Term Incentive

Share option plan for employees, officers and directors of CGI Group Inc., its subsidiaries and its associates (the “CGI Share Option Plan”)

Under the CGI Share Option Plan, the Human Resources Committee may grant, at its own discretion, options to purchase Class A subordinate shares of the Company to certain employees, officers and directors of the Company. The exercise price is established by the Human Resources Committee but may not be lower than the closing price on the Toronto Stock Exchange for Class A subordinate shares of the Company on the business day preceding the date of the grant. Each vested option may be exercised within a period not exceeding 10 years.

Five Named Executive Officers were granted options during fiscal 2003. The Human Resources Committee approved the grant of options with vesting closely tied to CGI’s performance, including achievement of the fiscal year ending September 30, 2004 business plan as well as performance of CGI on the stock exchange. The details of these grants are shown on the table “Options granted during the most recently completed fiscal year”.

During 2003, grants of 277,000, 230,000, 120,000, 70,000 and 100,000 options where made to Messrs. Godin, Roach, Imbeau and Saliba, and to Ms. Doré, respectively. Each of these options may be exercised within a period not exceeding 10 years.

Of the 230,000 options granted to Mr. Roach, 80,000 options were vested immediately at the time of the grant. The other options granted to Mr. Roach as well as those granted to the other Named Executive Officers vest as follows:

•	the vesting of half of these options is tied to the profitability and growth in net revenues of the Company in the fiscal year ending September 30, 2004. The Company must meet minimum levels of

CGI GROUP INC.	15

profitability and growth for these options to vest, and they will all vest if the Company exceeds its profitability and growth objectives for the year. For Mr. Saliba, options are tied to the profitability and growth in net revenues for the combined business units he is responsible for.

•	the vesting of the other half is based on the Company’s performance versus a peer group composed of 12 companies. The performance measure is the ratio of market capitalization over revenues. If CGI ranks in the top five for the fiscal year ending September 30, 2004, these options will then vest immediately. If CGI ranks between sixth and ninth, a proportionate number of options will vest immediately. If CGI ranks between tenth and thirteenth, no options will vest immediately.

Nevertheless, any option that does not vest according to the Company’s performance will still vest later at the rate of 1/3 on the second, third and fourth anniversary of the option grant.

•  Remuneration of the Chairman and Chief Executive Officer

Mr. Godin’s compensation is determined according to the same compensation policy that applies to the other senior officers of the Company.

Accordingly, Mr. Godin’s base salary reflects the median value of similar positions in the Canadian high technology and general industries as well as his level of competency and contribution to the success of the Company. The rest of Mr. Godin’s compensation is mostly delivered through incentive compensation with particular emphasis on long-term incentive to promote creation of shareholder value.

The Company’s profitability for fiscal 2003 has reached a performance level between the threshold and the target set at the beginning of the fiscal year. The growth in net revenues has exceeded the exceptional level of performance established at the beginning of the fiscal year. Therefore, the Chairman and Chief Executive Officer earned a bonus of $447,378.

•  Separation Policy for Named Executive Officers

The Company adopted a separation policy for its named executive officers to ensure that they receive appropriate and equitable treatment should their employment be terminated by the Company. The separation policy provides for compensatory payments to the named executive officers in case of termination without cause by the Company or their resignation following important reductions in their responsibilities and/or compensation. The separation policy provides for a severance payment equal to two times the sum of the annual salary and annual bonus of the named executive officer (the bonus being the average of the last three years preceding termination, without exceeding the target bonus for the current year). The named executive officer also receives the bonus earned for the current year, on a pro-rata basis, after the end of the fiscal year. Group benefits, with the exception of disability coverage, continue for a period of 24 months following the departure of the named executive officer without exceeding the reemployment date of the named executive officer, as the case may be. Eligibility for other fringe benefit plans and for specific benefits ceases or continues, as the case may be, subject to the detailed provisions set out in the separation policy. Unvested rights to exercise options granted under the CGI Share Option Plan at the time of the departure of the named executive officer are cancelled, except as otherwise decided by the Chairman and Chief Executive Officer or the Human Resources Committee. Vested options granted under the Share Option Plan and still unexercised at the time of the departure of the named executive officer can be exercised for 90 days from the date of departure, without exceeding the normal term of the options. The Company undertakes to pay the fees for outplacement services up to a maximum of 10% of the named executive officer’s annual salary.

Report submitted by the Human Resources Committee on November 10, 2003.

David L. Johnston, Chairman
William D. Anderson
ClaudeChamberland

16	CGI GROUP INC.

REMUNERATION OF NAMED EXECUTIVE OFFICERS

The summary compensation table shows detailed information on total compensation for the Chairman and Chief Executive Officer and the four other most highly paid executive officers for services rendered during the fiscal years ended on September 30, 2003, 2002 and 2001. This information is as follows:

• salary earned;
• bonus earned under the Company's annual bonus plan;
• any other compensation, including perquisites and other personal benefits;
• options granted under the CGI Share Option Plan; and
• any other compensation not otherwise declared elsewhere.

Summary compensation table

Name and Principal Position as at September 30, 2003			Annual compensation						Long-term compensation		Any other compensation

			Salary ($)		Bonus ($)		Other annual compensation ($)		Securities Under options granted (#)	Long-term incentive plans payouts ($)	($)

Serge Godin	2003		647,115		447,378		63,310	(a)	277,000	--	22,418	(b)
Chairman and Chief	2002		524,520		200,000		199,154		170,000	--	18,240	(b)
Executive Officer	2001		500,287		280,095		224,570		285,000	--	17,318	(b)

Michael Roach	2003		474,423		261,544			(c)	230,000	12,321	16,524	(b)
President and Chief	2002		448,750		243,613			(c)	120,000	--	15,400	(b)
Operation Officer	2001		384,327		297,450			(c)	155,000	--	13,051	(b)

André Imbeau	2003		439,654		242,272		64,977	(d)	120,000	--	15,360	(b)
Executive Vice-President	2002		423,991		170,000			(c)	90,000	--	14,595	(b)
and Chief Financial Officer	2001		372,788		230,835			(c)	120,000	--	12,922	(b)

Paule Doré	2003		361,723		149,493			(c)	100,000	--	12,638	(b)
Executive Vice-President and	2002		349,212		120,250			(c)	50,000	--	12,029	(b)
Chief Corporate Officer	2001		308,827		139,075			(c)	90,000	--	10,706	(b)

Joseph I. Saliba	2003		400,000	(f)	103,919	(f)	205,595	(e)(f)	70,000	--	13,462	(b)(f)
President, US and Asia	2002		400,539	(f)	200,000	(f)	186,539	(e)(f)	60,000	--	14,745	(b)(f)
Pacific	2001	(g)	100,000	(f)	--		38,733	(f)	235,000	--	3,500	(b)(f)

(a)	This amount includes $61,077 for the rental of a car and its expenses allocated by the Company.
(b)	This amount represents the Company’s contribution in the name of the executive toward the Stock Purchase Plan available to all Company’s employees. Officers may contribute up to 3.5% of their base salary, an amount fully matched by the Company. Contributions are used to purchase Company stock.
(c)	As the value of perquisites and other personal benefits does not exceed the lower of $50,000 or 10% of the aggregate salary and bonus for the fiscal year being considered, its disclosure is not required under current disclosure rules.
(d)	This amount includes $63,111 for the rental of a car and its expenses allocated by the Company.
(e)	This amount includes US$153,027 representing the amount of additional subsistence expenses.
(f)	These amounts are in US dollars.
(g)	Mr. Saliba joined CGI in 2001.

CGI GROUP INC.	17

Share Options

•  Options granted during the last fiscal year

The table below shows, for the named executive officers, the options granted during fiscal 2003.

Options granted during the most recently completed fiscal year

Name	Securities under options granted (#)	Total options granted to employees during the fiscal year %	Exercise price ($)	Market value of securities under options at the date of grant ($)	Expiration date

Serge Godin	277,000	3.63	7.81	7.81	October 1, 2013

Michael E. Roach	80,000	1.05	7.06	7.06	November 4, 2012
	150,000	1.97	7.81	7.81	October 1, 2013

André Imbeau	120,000	1.57	7.81	7.81	October 1, 2013

Paule Doré	100,000	1.31	7.81	7.81	October 1, 2013

Joseph I. Saliba	70,000	0.92	7.81	7.81	October 1, 2013

• Options exercised during the last fiscal year

The following table shows, for each named executive officer, the number of shares covered by the options granted, if any, exercised during the fiscal year ended on September 30, 2003, and the aggregate value realized at the time of exercise.

The table also shows the total number of shares covered by unexercised options, if any, held as at September 30, 2003, and the value of unexercised in-the-money options at year-end.

Options exercised during the most recently completed fiscal year and value of options at year-end

			Unexercised options at year-end (#)				Value of unexercised in-the-money options at year-end(a) ($)

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable		Non- exercisable		Exercisable	Non- exercisable

Serge Godin	--	--	511,238		375,762		270,776	28,424
			32,500	(b)

Michael Roach	120,000(c)	1,159,200	376,713		188,287		257,252	15,048
			3,000	(b)	15,000	(b)

André Imbeau	--	--	279,250		165,750		154,132	15,048
			25,000	(b)

Paule Doré	--	--	171,450		128,550		90,420	8,360
			12,500	(b)

Joseph I. Saliba	--	--	237,937		127,063		151,800	44,000

(a)     Based on the closing price on the Toronto Stock Exchange of Class A subordinate shares as of September 30, 2003, namely $7.81.
(b)    Number of securities before 2 for 1 stock split effective January 7, 2000.
(c)    Number of securities before 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.

18	CGI GROUP INC.

PERFORMANCE GRAPH

The following graph compares the annual variations in the total cumulative return on the Class A subordinate shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes, for the past five financial years of the Company.

	|	Sept. 1998	Sept. 1999	Sept. 2000	Sept. 2001	Sept. 2002	Sept. 2003

CGI	|	100.00	124.24	102.18	79.04	52.84	68.21
S&P/TSX	|	100.00	125.93	190.11	127.14	116.88	143.12
NASDAQ	|	100.00	162.13	216.83	88.49	69.20	105.50
Value of $100 invested on September 30, 1998

REMUNERATION OF DIRECTORS

Members of the Board of Directors who are employees of the Company are not compensated for their services as directors or members of committees of the Board of Directors.

Members of the Board of Directors who are not employees of the Company are paid an annual retainer fee of $15,000. An additional compensation of $2,000 per year is paid to members of a committee and $3,000 per year to a Chairman of a committee. Attendance fees are $1,000 per Board or committee meeting, except for members of the Audit and Risk Management Committee who receive $2,500 per meeting attended.

Members who join the Board of Directors for the first time are entitled to receive a grant of 2,000 stock options on the date of their nomination. In addition, members of the Board of Directors receive annually a grant of 4,000 options.

CGI GROUP INC.	19

Members of the Board of Directors may choose to convert part or all of their retainer in deferred stock units (“DSUs”). The number of DSUs granted to a member is equal to the chosen annual retainer amount divided by the closing price of Class A subordinate shares on the Toronto Stock Exchange on the day immediately preceding the calculation date. Once granted, the value of DSUs is determined based on the quoted market price of the Class A subordinate shares. The value of DSUs is payable only upon the member’s departure from the Board. The amount paid corresponds to the number of DSUs accumulated to the credit of the member multiplied by the average closing price of Class A subordinate shares during the 30 working days immediately preceding the member’s departure. The amount is paid in cash, after statutory deductions. For each DSU purchased with the retainer, the member of the Board of Directors is granted two stock options under the CGI Share Option Plan. Each option may be exercised within a period not exceeding 10 years. The exercise price is equal to the closing price of Class A subordinate shares on the Toronto Stock Exchange on the date immediately preceding the date of grant. The members of the Board of Directors have 30 days following their election or reelection as directors to notify the Company’s Secretary of the portion of the retainer they wish to receive in DSUs for the next fiscal year.

The options granted at the time of a Director’s nomination as well as those granted following the conversion of the retainer in DSUs are vested immediately at the time of the grant.

The vesting of the 4,000 options granted annually is based on the Company performance versus a peer group composed of 12 companies. The performance measure is the ratio of market capitalization over revenues. If CGI ranks in the top five for the year ending September 30, 2004, all options will vest immediately. If CGI ranks between sixth and ninth, a proportionate number of options will vest immediately. If CGI ranks between tenth and thirteenth for the same period, no option will vest immediately. Nevertheless, any option that does not vest according to the Company’s performance will still vest later at the rate of 1/3 on the second, third and fourth anniversary of the option grant.

For the year ended September 30, 2003, a total cash remuneration of $197,071 has been paid to the directors.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of December 3, 2003, no directors, named executive officers, former directors or former senior officers of the Company were indebted to the Company.

20	CGI GROUP INC.

CORPORATE GOVERNANCE

The Company supports and conducts its business in accordance with the existing Toronto Stock Exchange guidelines for effective corporate governance. These guidelines address such matters as the constitution and independence of Boards of Directors, the functions to be performed by Boards of Directors and their committees, and the relationship between the Board of Directors, management and shareholders. A brief description of the Company’s corporate governance practices is attached to this Management Proxy Circular as Appendix A. The complete Charters of the Board and the Committees thereof, as well as the Code of Ethics and Business Conduct, Executive Code of Conduct and Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders are posted on CGI’s Web site at www.cgi.com.

Decisions Requiring Consent of CGI’s Shareholders

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by senior management of CGI and, at the appropriate time, submitted to the Board of Directors of CGI for consideration and approval and, if need be, to the shareholders of CGI also for consideration and approval, the whole in compliance with proper corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively Chairman of the Board and Chief Executive Officer and Executive Vice-President and Chief Financial Officer of CGI, are members of the Board of Directors of CGI and beneficially own or control, directly or indirectly, shares of CGI representing respectively 40.04% and 6.01% of the votes attaching to all outstanding voting shares of CGI.

Under the terms of an agreement (the “Agreement”) entered into on July 24, 2003 between BCE Inc., its wholly-owned subsidiary 3588513 Canada Inc. and CGI, until the date on which BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate less than 20% of the aggregate of outstanding voting or participating shares of CGI, CGI shall not take certain actions without the prior written consent of BCE Inc. The actions requiring the prior consent of BCE Inc. are the following:

•	any arrangement, amalgamation or merger of CGI with any other person, except for amalgamations of CGI with wholly-owned subsidiaries of CGI or with other public corporations, the market capitalization of which is less than 15% of the market capitalization of CGI;
•	the making by CGI or any or its consolidated subsidiaries of any acquisition or disposition of assets or securities in an amount in excess of 15% of the market capitalization of CGI;
•	any transaction or operations involving CGI or any of its consolidated subsidiaries as a result of which certain specified financial ratios would not be met;
•	the appointment, from time to time, of a Chief Executive Officer other than Serge Godin;
•	amendments or proposals to amend the articles of or by-laws of CGI, but only if such amendment affects a class of voting or participating shares which are, at the time of such amendment or proposed amendment, held by BCE Inc. or any of its wholly-owned subsidiaries;
•	the acquisition of, or agreement to acquire (by amalgamation, merger, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, reverse take-over bid or other business combination or similar transaction involving CGI or any of its consolidated subsidiaries), any person or business primarily engaged in an activity other than Information Systems and Information Technology Services (as such services are defined in the Agreement);
•	the launching of any lines of business or any other material change in CGI’s corporate strategy not forming part of Information Systems and Information Technology Services (as such services are defined in the Agreeement);
•	the adoption of any annual business plan or budget or the making of any amendment thereto showing a pre-tax margin of less than 6%; and
•	any material alliance or joint venture that BCE Inc. concludes, acting reasonably, is or would likely be inconsistent in a significant respect with the commercial interests of the BCE Inc. group of companies.

CGI GROUP INC.	21

In the Agreement, BCE Inc. recognized that, notwithstanding the right of BCE Inc. to ultimately withhold its consent to any of the above-mentioned actions, CGI is subject to corporate governance principles and processes established by internal policy and/or by law and regulation, and that in considering any such proposed action, the Board of Directors of CGI, and any committee thereof, as applicable, is in no way restricted or limited in performing its functions in accordance with the customary practices and processes of the Board of Directors of CGI, and any committee thereof, as applicable, or in the discharge of its or their fiduciary obligations to act in the best interests of CGI and all of its shareholders. The Charter of the Board of Directors of CGI provides that the role of the Lead Director, in accordance with the Lead Director’s mandate and the Board of Directors mandate, is to ensure that the Board of Directors remains in full control of CGI’s affairs and alert to CGI’s obligations to all of its shareholders.

Board Representation

Pursuant to the Agreement, BCE Inc. is entitled to the following representation on the Board of Directors of CGI:

•	one nominee, so long as the outsourcing services agreement entered into on May 26, 1998 between, among others, Bell Canada and CGI, as since amended and as it may be further amended (the “IS/IT Agreement”), is In Effect (as such term is defined in the Agreement);
•	two nominees, so long as the IS/IT Agreement is In Effect and BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least 10% of the aggregate of outstanding voting or participating shares of CGI; or
•	that number of nominees as shall represent 25% of the total number of directors of CGI on the Board of Directors of CGI, so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least 20% of the aggregate of outstanding voting or participating shares of CGI; one of such nominees shall be the Chief Executive Officer of BCE Inc.

The Agreement also provides that BCE Inc. is entitled to (i) one nominee to the Human Resources Committee or (ii) one nominee on the Human Resources Committee and one on the Corporate Governance Committee, so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least 10% and 20% of the aggregate of outstanding voting or participating shares of CGI, respectively.

As intervening parties to the Agreement, each of Messrs. Serge Godin, André Imbeau and Jean Brassard, together, as the case may be, with certain companies owned or controlled by them, have undertaken to exercise the voting rights attached to all voting shares of CGI owned or controlled by them in favour of the election as a director of CGI of such nominee or nominees (and of the appointment of such nominee or nominees to such committees of the Board of Directors of CGI) as BCE Inc. is entitled to pursuant to the Agreement.

Finally, under the Agreement, BCE Inc. has undertaken that the voting rights attached to the shares of CGI held by it and its wholly-owned subsidiaries will be exercised in favour of the election as a director of CGI of each of Messrs. Serge Godin, André Imbeau and Jean Brassard to the extent that each of them is (i) proposed as a candidate for election as a director by the Board of Directors of CGI; (ii) still, at the time of the vote, a senior executive or officer of CGI; and (iii) able, under applicable law, to act as a director.

These undertakings shall terminate on the later of the following two dates: (a) the date on which the IS/IT Agreement is no longer In Effect; and (b) the date on which BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate less than 10% of the aggregate of outstanding voting or participating shares of CGI.

Sale of Class B shares

Pursuant to another agreement entered into on July 24, 2003 between, among others, BCE Inc. and CGI, to which intervened Messrs. Serge Godin, André Imbeau and Jean Brassard (collectively, the “Majority Shareholders”), the Majority Shareholders and their respective holding companies may not sell or otherwise transfer or enter into a Monetization (as such term is defined in such agreement) of, all or part of his or its Class B shares

22	CGI GROUP INC.

to any person other than (i) between or among themselves or any of their subsidiaries and/or senior executives of CGI provided that such transferee becomes a party to this agreement, or (ii) pursuant to a take over bid made to all holders of Class B shares and Class A subordinate shares at the same time, at the same price and on the same conditions. Prior to any other sale or transfer of Class B shares, such Class B shares must be converted into Class A subordinate shares.

The foregoing restrictions will terminate on the earlier of the following two dates: (i) the date on which the IS/IT Agreement is no longer In Effect; and (ii) the date on which BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate less than 20% of the aggregate of voting or participating shares of CGI.

AUDIT AND RISK MANAGEMENT COMMITTEE AND EXTERNAL AUDITORS’ INDEPENDENCE

• Audit and Risk Management Committee

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the existing and proposed independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange.

The responsibilities of the Audit and Risk Management Committee of CGI include:

(a)	review of all public disclosure documents containing audited or unaudited financial information concerning CGI;
(b)	review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting;
(c)	review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof;
(d)	recommendation to the Board of Directors on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith;
(e)	review of the audit procedures; and
(f)	such other responsibilities usually attributed to Audit and Risk Management Committees or as directed by the Board of Directors.

• External Auditors’ Independence

Audit and Risk Management Committee Determination

As mentioned above, one of the responsibilities of the Audit and Risk Management Committee is to assert the independence of the external auditors of CGI. To this end, the Audit and Risk Management Committee entertains discussions with the external auditors on applicable criteria and obtains quarterly confirmations from them as to their independence.

Auditor Independence Policy

Furthermore, to assure itself of the independence of external auditors, the Audit and Risk Management Committee has adopted an auditor independence policy which deals with (a) what services can be and cannot be performed by the external auditors, (b) the governance procedure to be followed before granting mandates to the external auditors, and (c) the responsibilities of the respective key players under the policy. The following is a summary of the material provisions of the policy.

—	Performance of Services Under the policy, the services are either acceptable services, prohibited services or services considered as special considerations.

CGI GROUP INC.	23

The acceptable services are (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plan, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) tax transfer pricing services, (g) sales tax planning, (h) tax research and interpretation and (i) preparation of tax returns.

The prohibited services are (a) bookkeeping services, (b) design and implementation of financial information services, (c) appraisal / valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services and (j) services based on contingency fees.

Services considered as special considerations are (a) proposed financial structures and large tax planning projects, (b) accounting research, (c) due diligence on mergers and acquisitions and (d) all other services. These services may be performed by the external auditors as greater benefits may be obtained by CGI from timely, quality assurance and cost efficiency factors due to external auditors’ experience, provided appropriate controls are in place to ensure objectivity.

—	Governance Procedure Under the policy, the following control procedures are applicable when considering to engage the external auditors:
(a)	for all mandates involving fees of more than $250,000, regardless of the type of services, they must be submitted to the Audit and Risk Management Committee for approval through CGI’s Chief Financial Officer prior to engagement;
(b)	for all mandates involving fees of $250,000 or less, the following applies:
•	if the services fall within the category of acceptable services:
(i)	if the amount of the fees is $50,000 or less, CGI may proceed with the engagement upon notification to CGI’s Chief Financial Officer; and
(ii)	if the amount of the fees exceeds $50,000, the approval of CGI’s Chief Financial Officer has to be obtained prior to the engagement;
•	if the services fall within the category of prohibited services, the external auditors cannot be engaged; and
•	for all other services:
(i)	if the amount of the fees is $100,000 or less, the approval of CGI’s Chief Financial Officer has to be obtained prior to the engagement; and
(ii)	if the amount of the fees exceeds $100,000, the approval of the Audit and Risk Management Committee has to be obtained through CGI’s Chief Financial Officer.

—	Key Players’ Responsibilities
Under the policy, there are two key players, namely (i) management and (ii) the Audit and Risk Management Committee, whose respective primary responsibilities pursuant to such policy are as follows:

•	The primary responsibilities of management are (a) the creation and maintenance of a policy that follows Canadian and US standards, (b) the management of compliance with the policy, and (c) to report to the Audit and Risk Management Committee all mandates granted to the external auditors.
•	The primary responsibilities of the Audit and Risk Management Committee are (a) the nomination of the external auditors, (b) the setting of fees for audit services, (c) the approval of the policy and modifications thereto, (d) the monitoring of management’s compliance with the policy, (e) the obtaining of quarterly confirmation by the external auditors as to their independence, and (f) decision

24	CGI GROUP INC.

making when the application of the policy is unclear and for mandates involving fees of more than $250,000 (or $100,000 as in the case of services considered as special considerations).

It is clear under the policy that the Audit and Risk Management Committee has ultimate responsibility to assert the independence of the external auditors.

Fees Paid to External Auditors

During the fiscal year ended September 30, 2003, CGI paid the following fees to its external auditors:

•	for audit services:		$2,568,455
•	for financial information systems design and implementation:		$0
•	for other services:		$2,329,540
	—	audit related services:	$370,487
	—	tax related services:	$1,853,000
	—	other acceptable services:	$106,053

GENERAL

Management of the Company is not aware of any matter which could be submitted at the Meeting other than the matters set forth in the Notice of Meeting. If other unknown matters are validly submitted at the Meeting, the persons appointed in the attached form of proxy will vote to the best of their judgment.

APPROVAL OF DIRECTORS

The directors of the Company have approved the content and the delivery of this Management Proxy Circular.

/s/ Serge Godin
Serge Godin
Chairman
and
Chief Executive Officer

December 22, 2003

CGI GROUP INC.	25

APPENDIX A
CORPORATE GOVERNANCE PRACTICES

Guidelines			Comments

1.	The Board of Directors should explicitly assume responsibility for the stewardship of the Company, including:		This past year, the Board of Directors of CGI reviewed and approved changes to the Charters of the Board and the Committees thereof, the Code of Ethics and Business Conduct, the Executive Code of Conduct and Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders. These updated documents, which collectively form part of what CGI refers to as its Fundamental Texts, reflect new corporate governance regulations and guidelines and take into account evolving best practices in Canada and the US. These documents are to be read in the context of CGI’s Mission, Vision, Dream and Values which are explained in the preamble to the Fundamental Texts. The documents comprising the Fundamental Texts are posted on the Company’s Web site at www.cgi.com.
	(a)	adoption of a strategic planning process;	(a)	The Board of Directors is involved in the preparation of the three-year strategic plan of the Company and such plan is reviewed annually by the Board of Directors.
	(b)	identification of the principal risks of the Company's business, and implementation of appropriate systems to manage these risks;	(b)	The Audit and Risk Management Committee identifies the major financial and operating risks undertaken by the Company and reviews the various policies and practices of the Company to manage such risks. The Audit and Risk Management Committee regularly reports on such matters to the Board of Directors.
	(c)	succession planning, including appointing, training and monitoring senior management;	(c)	The Human Resources Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters.
(d)	the Company's communication policy; and	(d)	The Board of Directors has adopted "Guidelines on Timely Disclosure" which address matters such as the essential principles of the disclosure rules of the regulatory authorities and disclosure guidelines.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company's major communications to its

26	CGI GROUP INC.

shareholders and the investing public. The Board believes that it is management's role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders.
(e)	integrity of the Company's internal control and management information systems.	(e)	The Board of Directors' duties include the overview of the integrity of the Company's internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors with respect to such controls and systems.

2.	The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors. “Unrelated” directors are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the Company’s best interests. The application of the definition of ‘unrelated’ director is the responsibility of the Board, which will be required to disclose annually whether it has a majority of ‘unrelated’ directors and the analysis of the application of the principles supporting this conclusion.	Assuming the election of all the candidates, the Board of Directors will be composed of 14 directors, eight of whom will be unrelated directors.

The current members of the Board of Directors have determined that its eight unrelated directors on the proposed list of candidates do not have interests in or relationships with CGI or with either of CGI’s significant minority shareholders, Mr. Serge Godin (Chairman of the Board and Chief Executive Officer of CGI) and BCE Inc., that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company.
Under the new NYSE rules, there is also a requirement for a majority of ‘independent’ directors. No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.)	The definition of an ‘independent’ director is essentially the same as for an ‘unrelated’ director.

CGI GROUP INC.	27

Guidelines			Comments

3.	The analysis of the application of the principles supporting the conclusion in paragraph (2) above.	Related to CGI or Mr. Serge Godin:
		Jean Brassard	Vice-Chairman, CGI and Director of Companies
		Paule Doré	Executive Vice-President and Chief Corporate Officer and Secretary, CGI
		Serge Godin	Chairman of the Board and Chief Executive Officer, CGI
		André Imbeau	Executive Vice-President and Chief Financial Officer and Treasurer, CGI
Related to BCE Inc.:
		William D. Anderson	President BCE Ventures Inc.
		Michael J. Sabia	President and Chief Executive Officer BCE Inc.
Unrelated:

Claude Boivin
Claude Chamberland
Robert Chevrier
David L. Johnston
Eileen A. Mercier
C. Wesley M. Scott *
Gerald T. Squire
Robert Tessier

* Although Mr. Scott is a nominee of BCE Inc. under BCE Inc.‘s board representation rights contained in the Agreement (see “Corporate Governance – Board Representation”), the current members of the Board of Directors of CGI consider Mr. Scott to be unrelated to CGI and both of its significant minority shareholders.

4.	The Board of Directors should appoint a committee of directors:
	(a)	composed exclusively of outside directors, i.e. non-management directors, a majority of whom are unrelated directors; and	(a)	The Corporate Governance Committee is comprised of three outside directors, two of whom are unrelated. The Chairman of the Board and Chief Executive Officer currently participates in Corporate Governance Committee meetings as an ex-officio member.

28	CGI GROUP INC.

Guidelines		Comments

	(b) with the responsibility for proposing to the full Board of Directors new nominees to the Board of Directors and for assessing directors on an ongoing basis.	(b) The Corporate Governance Committee is responsible for recommending to the Board of Directors the list of candidates for directors to be nominated at the annual meeting of shareholders, and to fill vacancies occurring between annual meetings. The Corporate Governance Committee is also responsible for the annual Board assessment.
The new NYSE rules require a nominating committee to be composed solely of “independent” directors.		One member of CGI’s Corporate Governance Committee is not independent within the meaning of the new NYSE rules.

5.	The Board of Directors should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors.	The Corporate Governance Committee, chaired by the Lead Director, is responsible for making an annual assessment of the effectiveness of the Board as a whole, of the committees of the Board, and the contribution of individual directors on an ongoing basis. It is also responsible for establishing what competencies, skills and personal qualities it seeks in new Board members to add value to the Company. This assessment is based on an annual questionnaire answered by each director, which the Lead Director then discusses with committee chairpersons and with the Chairman of the Board, and consolidates for discussion with the full Board. The Board of Directors annually reviews the assessment of its performance and recommendations provided by the Corporate Governance Committee with the objective of increasing the Board’s effectiveness in executing its responsibilities. The Board takes appropriate action based on the results of the review process.

6.	Existence of an orientation and education program for new recruits to the Board of Directors.	Each new director participates in a formal orientation and education program of the Company and receives a record of historical public information on the Company together with prior minutes of meetings of the Board of Directors and of applicable committees.

In addition, presentations on various topics are given by management on a regular basis to the Board of Directors and directors are given updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time.

7.	Size of the Board of Directors and the impact of the number upon effectiveness.	The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as a decision-making body.

CGI GROUP INC.	29

8.	Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director.	The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the Committee considers time commitment, comparative fees, risks and responsibilities.

9.	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors.	Each committee operates according to the Board of Directors’ approved written mandate outlining its duties and responsibilities and is composed exclusively of outside directors, a majority of whom are unrelated to the Company.
The new NYSE rules require that the Audit (CGI’s Audit and Risk Management), Compensation (CGI’s Human Resources) and Nominating (CGI’s Corporate Governance) Committees be composed solely of ‘independent’ directors.		One member of CGI’s Human Resources Committee and of its Corporate Governance Committee is not independent within the meaning of the new NYSE rules.

10.	The Board of Directors is to be responsible for (or a committee of the Board of Directors is to have general responsibility for) developing the Company’s approach to governance issues.	All corporate governance matters are dealt with by the Corporate Governance Committee. The objectives, responsibilities and duties of the Committee are outlined in the Committee’s Charter which was adopted by the Board of Directors.

11.	The Board of Directors has developed:
	(a) position descriptions for the Board of Directors and for the CEO, involving the definition of the limits to management’s responsibilities; and	(a) The Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company. In addition to those matters which must by law be approved by the Board of Directors, the Board of Directors retains responsibility for significant changes in the Company’s affairs.
	(b) the corporate objectives for which the CEO is responsible for meeting.	(b) The Board, together with the CEO, develops a position description of the CEO and approves the corporate objectives that the CEO is responsible for meeting and assesses the CEO’s performance relative to those objectives.
The TSX proposes and the new NYSE rules provide that the Board must adopt a formal code of business ethics or business conduct that governs the behavior of directors, officers and employees. The Board of Directors must monitor compliance with the code and must be responsible for the granting of any waivers from compliance with the code for directors and officers. Disclosure of any waivers granted to directors or officers must be made in the listed issuers’ next quarterly report and must include the circumstances and rationale for granting the waiver.		All CGI members, officers and directors are subject to a Code of Ethics and Business Conduct that must be reviewed and signed by each member and officer on an annual basis at performance evaluation time.

30	CGI GROUP INC.

The SEC rules require disclosure as to whether or not and, if not the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the chief executive officer, chief financial officer and controller.		All senior executives are additionally subject to an Executive Code of Conduct which they are required to review and sign on an annual basis.

12.	The structure and procedures ensuring that the Board of Directors can function independently of management.	The Board of Directors acts independently of management.

The Board of Directors has concluded, for various reasons, that the fact that Mr. Serge Godin occupies the office of Chairman of the Board and Chief Executive Officer of the Company does not impair the ability of the Board of Directors to act independently of management. Mr. Claude Boivin, as Lead Director of the Company, chairs meetings of the outside directors at least annually, and more frequently at his discretion.
(a)	The Audit and Risk Management Committee of the Board of Directors should be composed only of unrelated directors.	(a)	The Audit and Risk Management Committee is comprised only of unrelated directors.
(b)	The roles and responsibilities of the Audit and Risk Management Committee should be specifically defined so as to provide appropriate guidance to Audit and Risk Management Committee members as to their duties.	(b)	The Audit and Risk Management Committee is mandated by the Board of Directors to review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company; review related party transactions; and review and recommend to the Board of Directors the approval of the Company’s interim and audited financial statements and all public disclosure documents containing audited or unaudited financial information.
(c)	The Audit and Risk Management Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	(c)	The Audit and Risk Management Committee reviews with the Company’s auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company; reviews related party transactions; and reviews the Company’s audited financial statements with the auditors prior to

CGI GROUP INC.	31

their submission to the Board of Directors for approval. During the year the Company under the oversight of the Audit and Risk Management Committee established an internal audit function.
	(d)	The Audit and Risk Management Committee duties should include oversight responsibility for management reporting on internal control, and should ensure that management has designed and implemented an effective system of internal control.	(d) The Audit and Risk Management Committee reviews the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company.
The TSX has proposed and the new NYSE rules provide that all of the members of the audit committee should be financially literate. The TSX has proposed that at least one member should have accounting or related ‘financial expertise’, while the new NYSE rules provide that at least one member should have accounting or ‘financial expertise’. The TSX has defined ‘financial literacy’ as the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. “Accounting or related financial expertise” is defined as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto in accordance with Canadian generally accepted accounting principles. The Sarbanes-Oxley Act defines ‘financial expert’ to include people with the education or experience as an accountant or principal financial officer of a public company.			All members of the Audit and Risk Management Committee are financially literate and two members of the Committee have financial expertise which would represent financial expertise as defined in the Sarbanes-Oxley Act.

13.	Existence of a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.		The Audit and Risk Management Committee, the Corporate Governance Committee and the Human Resources Committee may engage outside advisors as needed and individual directors may engage outside advisors with the authorization of the Chairman of the Corporate Governance Committee.